Form 51-102F3

MATERIAL CHANGE REPORT

Item 1. Name & Address of Company

 EMX ROYALTY CORPORATION ("EMX" or the "Company")

 Suite 501 - 543 Granville Street

 Vancouver, British Columbia

 V6C 1X8

Item 2. Date of Material Change

 April 29, 2022

Item 3. News Release

A news release dated April 29, 2022, was disseminated through the facilities of Newsfile Corp. and filed under the Company's profile on SEDAR on April 29, 2022.

Item 4. Summary of Material Change

The Company announced that pursuant to the Company's Stock Option Plan, an aggregate of 1,859,500 incentive stock options, exercisable at a price of $2.56 per share for a period of five years, has been granted to officers, directors, employees, and consultants of the Company. The Company has also granted an aggregate of 520,000 restricted shares units ("RSU") with a 3-year cliff vesting provision to officers, directors and key employees.

Item 5. Full Description of Material Change

 Item 5.1 Full Description of Material Change

 See attached news release at Schedule "A" to this report.

 Item 5.2 Disclosure for Restructuring Transactions

 Not applicable

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

 Not applicable.

Item 7. Omitted Information

 None.

Item 8. Executive Officer

Rocio Echegaray, Corporate Secretary

Phone:  604-688-6390

Email:  rocio@EMXRoyalty.com

Item 9. Date of Report:

 April 29, 2022

Schedule "A"

EMX Royalty Grants Incentive Stock Options and RSUs

Vancouver, British Columbia, April 29, 2022 (NYSE American: EMX; TSX Venture: EMX; Frankfurt: 6E9) - EMX Royalty Corporation (the "Company" or "EMX") announces that pursuant to the Company's Stock Option Plan, incentive stock options (the "Options") to purchase an aggregate of 1,859,500 common shares, exercisable at a price of C$2.56 per share for a period of five years, has been granted to officers, directors, employees and consultants of the Company.

In addition, the Company has granted an aggregate of 520,000 restricted shares units ("RSU") with a 3-year cliff vesting provision to officers, directors, and key employees, subject to any applicable stock exchange approvals and vesting requirements. Each RSU will entitle the holder to acquire, for nil cost, between zero and 1.5 common shares of the Company, subject to the achievement of performance conditions relating to the Company's total shareholder return, and certain operational milestones.

About EMX. EMX is a precious, base and battery metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the NYSE American Exchange and the TSX Venture Exchange under the symbol EMX, and also trade on the Frankfurt exchange under the symbol "6E9". Please see www.EMXroyalty.com for more information.

For further information contact:

David M. Cole President and Chief Executive Officer Phone: (303) 973-8585 Dave@EMXroyalty.com	Scott Close Director of Investor Relations Phone: (303) 973-8585 SClose@EMXroyalty.com	Isabel Belger Investor Relations (Europe) Phone: +49 178 4909039 Ibelger@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Suite 501 - 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada

Tel:  (604) 688-6390  Fax:  (604) 688-1157

www.eurasianminerals.com